Exhibit 99.1

Tiziana Announces Availability of March 14 KOL Event Replay

New York, March 15, 2022 – Tiziana Life Sciences (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, announces the availability of the replay of its March 14 KOL event entitled “Foralumab Clinical Update in Multiple Sclerosis” along with the slides from the presentation in the Investor Presentations section of its website (https://ir.tizianalifesciences.com/presentation). This morning, Zacks also published a research note to follow up on the KOL presentations and discussion on the positive clinical data after six months of treatment to a SPMS patient.

A replay of the March 14 KOL event is available here

To read the report, please click: https://bit.ly/36eZwBX

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development,

and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com